

Mail Stop 4561

December 21, 2015

Craig Brandman
Chief Executive Officer
StepOne Personal Heath, Inc.
509 South Wall Avenue
Joplin, Missouri 64801

>   **Re: StepOne Personal Heath, Inc.**
>   **Amendment No. 12 to Offering Statement on Form 1-A**
>   **Filed December 10, 2015**
>   **File No. 024-10385**

Dear Mr. Brandman:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Part III - Exhibits

1.   Please have counsel revise the legality opinion to state that, when sold, the shares will be legally issued, fully paid and non-assessable, or explain to us how you believe the opinion on file satisfies the requirements of Item 17(12) of Part III of Form 1-A. For guidance, refer to Section II.B.1.a of Staff Legal Bulletin No. 19 (CF).

Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 with any questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services